OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

March 31, 2016

Via Electronic Transmission

Mr. Keith A. Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Gregory:

Thank you for your comments, dated March 4, 2016, to the registration statement on Form N-1A (“Registration Statement”) for Oppenheimer Macquarie Global Infrastructure Fund (the “Registrant” or the “Fund”) filed on February 5, 2016. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in your comment letter.

GENERAL

1.	Missing Information: Please complete or update all missing information that is currently in brackets or missing in the registration statement (e.g., Cover Page (ticker symbols), Fee Table, Information in the SAI and Exhibits).

The missing information has been added (except as indicated in the response to comment no. 19, below).

2.	Manager of Managers Order: Please clarify that the Board of Trustees includes a majority of the trustees that are not “interested persons,” as defined in section 2(a)(19) of the Investment Company Act of 1940 (“1940 Act”), where appropriate (e.g., in the Manager of Managers disclosure).

The Fund confirms that a majority of the Board consists of trustees who are not “interested persons” under the 1940 Act (the “Independent Trustees”) and notes that the Fund’s SAI includes disclosure regarding the current composition of the Board along with relevant biographical information for each trustee under the caption “Board of Trustees and Oversight Committees.” Specifically, the current Board is comprised of ten trustees (nine Independent Trustees and one interested trustee). Accordingly, we have considered your comment and, given the disclosure related to the trustees contained in the Fund’s SAI, do not believe that any revisions are necessary elsewhere.

3.	Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

Ticker symbols have been added.

PROSPECTUS

Fees and Expenses of the Fund

4.	Fee Table:

a.	The Fee Table contains the line item “Fee Waiver and/or Expense Reimbursement.” However, the Fee Table does not include a footnote indicating the existence or terms of any fee waiver or expense limitation agreement (Agreement). Accordingly, please delete the line item in the Fee Table and the text describing the Agreement in the Example or revise the Fee Table to reflect the Agreement in accordance with Instruction 3(d) of Item 3 of Form N-1A.

The Fee Table has been revised accordingly.

b.	Item 3 of Form N-1A requires a mutual fund to disclose in a separate line item to the Fee Table acquired fund fees and expenses (“AFFE”) in excess of 0.01% of the Fund’s average daily net assets. Confirm that the Fund’s AFFE are not expected to exceed 0.01% or include a line item in the Fund’s Fee Table, as applicable. If the Fund’s AFFE are not expected to exceed 0.01% confirm that the AFFE will be included in “Other Expenses.”

The Fund does not currently expect AFFE to exceed 0.01%, and confirms that AFFE will be included in “Other Expenses” to the extent it does not exceed 0.01%. In the event AFFE does exceed 0.01%, it will be included in a separate line item in the Fund’s Fee Table.

Principal Investment Strategies

5.	Investment Objective: The Fund’s investment objective is total return. Please revise the disclosure to indicate how investing in securities issued by infrastructure companies will help the Fund achieve its investment objective.

The Fund discloses its investment objective in plain English terms consistent with Form N-1A. The Fund also discloses its principal investment strategies, i.e., those strategies it will employ to achieve that objective. Item 4(a) directs a Fund to “…summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” Further, Item 9(b), which addresses the implementation of a fund’s investment objective and provides the basis for the summary required by Item 4(a), only directs a Fund to “[d]escribe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.” Thus, when read together, Items 4 and 9 direct a fund to describe the strategies and security types the fund will use to achieve its objective. The Form does not however require an explanation of how an investment in a particular security will help the Fund achieve its investment objective. The Fund believes that investors generally understand the concept of total return and therefore believe that educating investors to that concept is not appropriate in the principal investment strategies section. Therefore, the Fund believes it has adequately identified its investment objective and described its principal investment strategies and further believes the current disclosure is consistent with the requirements of Form N-1A and provides appropriate disclosure to investors.

6.	80% Test: The second sentence of the first paragraph under Principal Investment Strategies indicates that the securities in the Fund’s 80% basket are not limited to the list included in the disclosure. Please revise the disclosure to include all securities of infrastructure issuers in which the Fund will invest as part of its 80% basket, including their related risk factors. For example, may the Fund invest in debt securities and/or MLP corporate or non-corporate affiliates.

The Fund’s 80% policy, which arises out of the requirement imposed by rule 35d-1 under the Investment Company Act, is stated clearly in the first sentence of the first paragraph under Principal Investment Strategies. Rule 35d-1 requires the Fund to have an 80% policy because the Fund’s name indicates that it invests in a particular industry. In its policy, the Fund indicates that “[u]nder normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in securities issued by U.S. and non-U.S. infrastructure companies.” Because the Fund’s name does not require its 80% policy to cover a particular security type, any security issued by a U.S. or non-U.S. infrastructure company would be included in the Fund’s 80% bucket. While in the Fund’s particular case, rule 35d-1 does not require the Fund to provide a list of all security types the Fund can invest in, the Fund has included the second sentence, referenced in the comment, as a means to further elaborate for an investor the types of securities that will primarily be included in the 80% bucket. The list does not however serve as a complete, exhaustive list of the types of securities that may be included in the 80% bucket. The Fund views that 80% bucket – and the securities that are listed – as principal parts of its investment strategies. While other securities issued by infrastructure companies may very well fit under the 80% bucket, the Fund does not deem such securities to be so principal to its investment strategies as to require specific discussion in the principal investment strategies or principal risk sections.

7.	Non-diversification: Please disclose that the Fund is non-diversified and describe the effect of non-diversification. See Item 4(b)(iv) of Form N-A. We also note that the disclosure indicates that the Fund seeks to be globally diversified by country and infrastructure sector. To avoid confusion, please use another term to describe the Fund’s strategy given its non-diversified status under the 1940 Act.

Disclosure regarding the Fund’s status as a non-diversified fund and the related risks is already included in the Fund’s prospectus under the section titled “Risks of Non-Diversification” pursuant to Item 4(b)(1)(iv) of Form N-1A. To avoid confusion with its diversification status, the Fund has revised the disclosure in the principal investment strategies regarding its global strategy.

8.	Fund Name: The disclosure indicates that the Fund may invest up to 100% of its assets securities issued by companies that are economically tied to non-U.S. countries. The disclosure in the third paragraph under the caption “Principal Investment Strategies” should be revised to expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are deemed unfavorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. Also, with respect to the Fund’s “economically tied” test, please clarify that substantial revenues or profits (i.e., 50% or more) are derived from goods produced or sold from, or investments made or services performed in, an included country. See id at n. 26.

We remind Commission staff that the use of the term “global” in a fund’s name is not subject to Rule 35d-1. In footnote 42 of the adopting release for Rule 35d-1 (“Footnote 42”), the Commission made clear that when used in a Fund’s name, the term “global” “…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1.[1] Footnote 42 also indicates that the Division of Investment Management expects that funds that use “global” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1, which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “global,” which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investment exposure and risks across a number of countries.

More recently, this framework was memorialized in a memorandum reflecting an understanding between Commission staff and the Investment Company Institute (ICI) (the “ICI Memo”).[2] In the ICI Memo, the ICI reminded fund companies that while SEC reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The ICI Memo also makes clear that “statements to the effect that the Fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” The Fund believes that Footnote 42 and the ICI Memo reflect the Commission’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1.

In light of the above, we have revised the relevant disclosure in the third paragraph of the Fund’s principal investment strategies to read:

The Fund seeks investment exposure to a number of countries throughout the world. Under normal circumstances, the Fund will invest its assets in companies that provide exposure to at least three countries (which can include the U.S.) and invest significantly in companies that are economically tied to non-U.S. countries, including developing and emerging market countries. The Fund can invest up to 100% of its assets in such securities.

Mindful of the expectation the Commission staff expressed in Footnote 42 and the resulting flexibility it and the ICI Memo accords, we believe that after taking into account (i) the Fund’s 80% investment policy, (ii) that, consistent with Footnote 42, the Fund discloses that it will invest in no less than three countries, (iii) that the Fund discloses that it will invest significantly in companies that are economically tied to non-U.S. countries, and, (iv) that the Fund discloses that it can invest up to 100% of its assets in securities of companies that are economically tied to non-U.S. countries, “a reasonable investor [would] conclude that the [fund does not] invest in a manner that is inconsistent with the [fund’s] intended investments or the risks of those investments.”[3] Consequently, we further believe that the example the Commission staff puts forth in its comment letter is merely “one way. . . to satisfy the Commission’s mandate,”[4] but not a compulsory one. Given this Fund’s strategy in particular, we believe it is both inappropriate and unnecessary to assign a minimum percentage amount to the Fund’s investments in non-U.S. companies.

The Commission staff’s comment also would effectively impose a requirement that the non-U.S. companies in which the Fund invests derive 50% or more of their revenue or profits from goods produced or sold or investments made or services performed in such country (the “50% test.”) In support, the Commission staff cites footnote 26 of the adopting release for 35d-1. There is a distinct difference between a fund that aims to satisfy the “amount” test under Rule 35d-1 for purposes of concentrating its assets in one country or geographic region, and a fund seeking to be globally diverse with a principal investment strategy of spreading its investments and risks across a number of different countries throughout the world. Footnote 26 provides relevant guidance for the purpose of analyzing an economic tie to a particular country or region; however, that economic tie only makes sense in the context of Rule 35d-1 and its focus on ensuring sufficient investment in a particular named country or region. Since the Fund’s name is not governed by Rule 35d-1 nor footnote 26, that guidance is not relevant to the use of the term “global” in the Fund’s name. Moreover, while footnote 26 expresses the Commission staff’s view of an appropriate threshold percentage for determining whether an issuer is tied economically in the context of the Rule 35d-1 application to a particular country or region, it does not address the broader determination of how a global fund invests in a number of countries throughout the world. Footnote 42 and the ICI Memo do that. The Fund submits that imposing a 50% test as a result of the expectation expressed in footnote 26, a test designed in connection with Rule 35d-1 with respect to investment in a specific country or region, would be wholly inappropriate for this “global” fund.

The Fund’s investment strategy is focused on gaining exposure to the economic fortunes of a number of different countries, and it can satisfy that test by investing in an issuer that is truly global, consistent with the Commission staff’s expectation reflected in Footnote 42; not tied to any particular country like the test in footnote 26. Indeed, certain global-focused companies may fail a 50% revenue test because they earn revenues from a number of countries. We believe this broader scope is the reason that funds with “global” in the name are not under the regulatory scope of Rule 35d-1 and footnote 26, and why the Commission, in the ICI Memo, noted that a certain approach is not compulsory so long as funds expressly describe their global investment strategy. This Fund’s strategy contemplates investments in issuers that are economically tied to a number of countries throughout the world. The Fund discloses a number of criterion it can use to determine an issuer’s economic ties, including (in summary), geographic location of domicile or principal offices or primary trading markets, from where it receives revenues or profits, or inclusion of an issuer or its securities in an index representative of a certain country. However, with respect to the revenue criterion, by way of a simple, easy-to-understand example: Vopak, a Netherlands company and a leading tank storage provider for the oil and chemical industry, is categorized in the Marine Ports & Services GICS sub-industry. It conducts business in Europe, the Middle East, Africa, Asia and the Americas (as well as the Netherlands). In 2015, revenues from its Netherlands operations made up 35.2% of revenues. The balance of its revenues came from other global regions, from which no more than 27.3% (from Asia) accounted.[5] Vopak is clearly a global company that is economically tied, thus providing investment exposure, to a number of different countries throughout the world. It is precisely the kind of company that the Fund’s investment strategy would seek to own; yet it would fail the 50% test.

For the reasons discussed above, we do not read footnote 26 to require the Fund to impose a 50% test, and doing so is unworkable for this “global” fund and would unduly restrict it in a manner inconsistent with its investment strategies and the Commission’s explicit acknowledgement that “global” funds should be accorded flexibility in how they describe how they will invest globally, i.e., invest their assets in investments that are tied economically to a number of different countries. Consequently, we respectfully decline to make any changes to the disclosure.

9.	Warrants and rights: Please include warrants and rights in the list of securities included in the Fund’s 80% basket, if accurate. We note that such securities are included in the principal risk factor “Risks of Other Equity Securities.”

The disclosure has been revised accordingly.

10.	Plain English: In the last paragraph of the Principal Investment Strategies Section, please clarify the meaning of the following phrases in plain English: “earnings drivers,” “[review of]…competitive analysis,” “infrastructure characteristics,” and “change in investment rationale.” See Rule 421 under the Securities Act of 1933 (“Securities Act”) and see also See IM Guidance Update (June 2014) 2014-08 (“Guidance”) at 3.

We have revised the referenced disclosure accordingly.

11.	Portfolio Turnover: Please disclose whether the Fund expects to engage in active and frequent trading of its portfolio securities and the resulting tax consequences of increased portfolio turnover, including a related risk factor. See Item 9(b)(1) at Instruction 7 of Form N-1A.

The Fund confirms that it does not intend to engage in active and frequent trading and, as such, does not believe disclosure to that effect is required by Item 9(b)(1).

Principal Risks

12.	New Fund Risk: Please consider including “New Fund Risk” in the Principal Risk section (i.e., that the Fund may not be able to implement its investment strategy).

Upon consideration, we do not believe the risk associated with investing in a new Fund to be a principal risk of the Fund and therefore respectfully decline to make this change.

13.	Infrastructure Sector Risks: Please consider disclosing the risks related to the primary infrastructure sectors in which the Fund will invest (e.g., energy, transportation and utilities).

We have considered the comment and do not believe additional disclosure, or revisions to the referenced disclosure, are warranted. Consistent with Item 4(b)(1)(i), we have disclosed, in summary form, the principal risks generally related to investments in infrastructure companies. These risks relate to all infrastructure companies regardless of sector.

14.	Liquidity Risks: Please specify the types of securities to which the risk relates. In addition, please ensure that such securities are disclosed in the principle investment strategies section.

Liquidity risk relates primarily to MLPs, which the Fund can invest in. Because the Fund’s ability to invest in MLPs is deemed to be a key element of its principal investment strategy – and it can invest up to 25% of its assets in those securities – “Liquidity Risk” is disclosed as a principal risk. The use of MLPs, and the Fund’s limit on such use, is disclosed under the “Principal Investment Strategies” section. The unique liquidity risks associated with their use is discussed under “Liquidity Risks of MLP Securities” occurring under the section “Liquidity Risks.”

15.	Tax Risks of Master Limited Partnerships: Please include this risk factor in the Principal Risk section as it is included among the Fund’s principal risks in Item 9 of Form N-1A (“Item 9”).

A summary of the tax risks related to MLPs is already included in the “Principal Risks” section of the prospectus under the heading “Risks of Master Limited Partnerships.” The Fund believes that this summary disclosure appropriately informs investors of the potential tax risks related to investments in MLPs and conforms to requirements of Item 4(b)(1)(i). The summary is based on the more expansive discussion regarding tax risks of MLPs that the Fund has included in response to Item 9 of Form N-1A, which appears under the heading “Tax Risks of Master Limited Partnerships” in the prospectus.

16.	Risks of Investing in REITs: Please revise the discussion to briefly disclose the different risks of investing in equity, mortgage and hybrid REITs, if appropriate.

The Fund believes that this summary appropriately informs investors of the potential risks related to investments in various categories of REITs and conforms to requirements of Item 4(b)(1)(i). The summary is based on the more expansive discussion regarding risks of investing in REITs that the Fund has included in response to Item 9 of N-1A appearing under the heading “Real Estate Investment Trusts” in the prospectus. Consequently, upon review of the referenced disclosure, we respectfully decline to make the suggested revisions.

17.	Organizing Principal Risk Disclosure: The discussion in several of the principal risk sections uses many short sentences or phrases one after the other in one long paragraph, which can have the effect of discouraging careful reading by investors. Please consider using bullets and sub-bullets to alleviate the density of the disclosure.

The Fund has reviewed the referenced disclosure and, after consideration, respectfully declines to make the suggested revisions. We believe the discussion, in narrative form, to be appropriately concise and informative to investors with respect to the principal risks to the portfolio as a whole.

The Fund’s Past Performance

18.	Please supplementally disclose the name of the broad-based securities market index that the Fund intends to use in the Average Annual Total Returns Table.

The Fund intends to use the S&P Global Infrastructure Index in the Average Annual Total Returns Table.

Portfolio Managers

19.	Please specify the date when each portfolio manager began employment with the Fund. See Item 5(b) of Form N-1A.

Since the Fund is currently unable to confirm a precise date for its inception until after the Commission grants the Fund’s registration statement “effectiveness,” we have included disclosure, as a placeholder, that reads ([Date], 2016). That placeholder will be filled in with the date of the fund’s inception after the Commission grants the Fund effectiveness and an inception date is established.

The Fund’s Principal Investment Strategies and Risks (Item 9)

20.	Objectives and Strategies: Please state the Fund’s investment objective and how the Fund intends to achieve that objective. We note that the disclosure currently describes only the Fund’s risk factors but not its principal investment strategies. See items 9(a) and 9(b) of Form N-1A. In addition, the disclosure here should not duplicate the disclosure responsive to Item 4 of Form N-1A (“Item 4”) but should present a more enhanced discussion of the Fund’s investment strategies. See Guidance at 3.

General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.” The Fund’s investment objective appears in the summary section of the prospectus after the heading “Investment Objective” and, consistent with General Instruction C.3(a), need not be repeated elsewhere in the prospectus. As indicated in the Fund’s response to the Staff’s Comment No. 5, the “principal investment strategies” discloses how the fund intends to achieve its investment objective. We do not believe that the Fund must repeat its stated investment objective in its Item 9 discussion.

The Fund believes that, to the extent the disclosure contained in the principal investment strategies requires further elaboration, the discussion under “About the Fund’s Investments” elaborates on elements of the Fund’s principal investment strategies, and does not merely discuss the risk factors. For example, the section “Common Stock and Other Equity Investments” elaborates on the Fund’s investments in equity securities by disclosing that “equity investments may be exchange-traded or over the counter securities” and “[c]ommon stock represents an ownership interest in a company”; and under “Small- and Mid-Cap Companies,” which provides that with respect to the Fund’s investments, small- and mid-cap companies may be either established or newer companies, including ‘unseasoned’ companies that have been in operation for less than three years.” Consequently, upon review of the referenced disclosures we believe them to be appropriately drafted to inform investors about the principal investment strategies and risks to the portfolio as a whole.

21.	Concentration: Please disclose the Fund’s concentration policy as revised per our comment 41(a) below. See Item 9(b)(1) at Instruction 4 thereto of Form N-1A.

The Fund believes that it has already appropriately informed investors that it concentrates in securities of infrastructure companies. In the discussion appearing under the heading “Principal Investment Strategies,” the Fund explicitly states that, under normal market conditions, it will invest at least 80% of its net assets (including borrowings for investment purposes) in securities issued by U.S. and non-U.S. infrastructure companies (which reflects the Fund’s concentration policy set forth in the SAI under “Investment Restrictions”). In the second paragraph of the Principal Investment Strategies, the disclosure clarifies the current methodology the Fund uses to determine whether a company is an “infrastructure company” by identifying the relevant industry classifications in which an “infrastructure company” may be categorized for purposes of the Fund’s 80% policy. Further, the Fund discloses concentration risk as a principal risk of investing in the Fund and explains that the Fund primarily invests in infrastructure companies. Accordingly, we believe that a typical investor would understand that this Fund’s portfolio is concentrated in infrastructure companies. Consistent with General Instruction C.3(a), this information need not be repeated in the statutory section of the prospectus.

22.	Risks of Foreign Investing: If the Fund’s investments in any foreign country are subject to any unique risks, please disclose that country, as well as all attendant risks.

We have reviewed the disclosure and believe that all applicable risks related to the Fund’s foreign investments have been disclosed adequately.

23.	Income Trusts: Please provide enhanced disclosure describing the types of issuers that may be “Income Trusts” and their related risks. For example, the disclosure states that these instruments “share many of the risks inherent in stock ownership,” but don’t describe such risks.

The types of issues that may be income trusts are U.S. and non-U.S. infrastructure companies, as described under “Principal Investment Strategies.” There, the second sentence under that section indicates that “such securities [as those of U.S. and non-U.S. infrastructure companies] include . . . income trusts.” We summarize the risks related to such issuers under “Risks Related to Infrastructure Companies” and “Risks of Income Trusts” in the summary prospectus; and elaborate on those risks in the prospectus under “Infrastructure Investments Risk” and “Income Trusts” and in the SAI under “Infrastructure Companies” and “Income Trusts.” The analogous risks inherent in stock ownership are described in the summary and full prospectus (“Risks of Investing in Stocks” and “Common Stock and Other Equity Investments”, respectively), as well as the SAI (“Common Stock”).

24. Convertibles securities:

a. Convertible Debt as Equity Securities: The disclosure here indicates that the Fund will invest in convertible debt securities and convertible preferred stock as part of its principal investment strategies and risks. Please disclose that only convertible securities that are “in the money” at the time of investment will be considered equity securities.

The Fund believes that the term “in the money” could be one that many investors may not be familiar with as it relates to the equity equivalent nature of certain convertible securities. However, to provide more robust disclosure consistent with the Commission staff’s comment, we are enhancing the disclosure by adding the following:

The conversion feature of convertible securities generally causes the market value of convertible securities to increase when the value of the underlying common stock increases, and to fall when the stock price falls. The market value of a convertible security reflects both its “investment value,” which is its expected income potential, and its “conversion value,” which is its anticipated market value if it were converted. If its conversion value exceeds its investment value, the security will generally behave more like an equity security, in which case its price will tend to fluctuate with the price of the underlying common stock or other security. If its investment value exceeds its conversion value, the security will generally behave more like a debt security, in which case the security’s price will likely increase when interest rates fall and decrease when interest rates rise.

b. Convertible Debt Disclosure: Please revise the Fund’s disclosure in Item 4 concerning investments in convertible debt securities, including a separate risk factor (e.g., interest rate, call, credit and liquidity risk) given that such securities are included in the disclosure of principal investment strategies and risks in this section. Please also state in Item 4 and Item 9 whether the Fund will invest in below investment grade (“junk”) rated convertible debt or preferred stock, including a description of rating categories of such securities. Supplementally, please advise whether the Fund’s investments in convertible bonds include investments in contingent convertible bonds. Depending upon your response, we may have additional comments.

To the extent the Fund intends to invest in convertible securities, it expects to invest primarily in such securities that are deemed to be equity equivalents. However, the Fund has disclosed in both the Item 4 and Item 9 disclosures those risks that it deems to be principal and specific to the kinds and level of convertible debt securities it would invest in: specifically those risks are associated with an issuer’s ability to pay interest when due, and a change in the market value based on the issuer’s credit rating or the market’s perception of the individual’s creditworthiness. The Fund does not intend to invest in below investment grade convertible securities as part of its principal investment strategy.

The Fund does not currently intend to use contingent convertible bonds as part of its strategy.

Other Investment Strategies and Risks

25.	Revision of Heading: Please revise the referenced heading to clarify that it reflects non-principal investment strategies and risks of the Fund and move this disclosure after all the disclosure responsive to the Item 9 disclosure (e.g., “Changes to the Fund’s Investment Policies”). Alternatively, please consider moving the disclosure to the SAI.

We believe that a typical investor would understand that a strategy identified in this section is a non-principal strategy of the Fund since all principal strategies are disclosed in a previous section titled “The Fund’s Principal Investment Strategies and Risks.” While the information contained in the “Other Investment…” section may not be required by Form N-1A, we believe it provides important information to shareholders that is permitted by General Instruction C.3(b), as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the required information. Furthermore, we note that: (i) the introductory paragraph referenced to this section informs the shareholder that the Fund “might not use all of [the] techniques or strategies [discussed in the section] or might only use them from time to time,” which contrasts with the discussion under “The Fund’s Principal Investment Strategies and Risks,” which provides that “[t]he following strategies and types of investments are the ones that the Fund considers to be the most important in seeking to achieve its investment objective,” and (ii) the heading of both sections are color-coordinated to draw the shareholder’s attention. Therefore, upon consideration of the comment, we respectfully decline to make changes to the Fund’s heading “Other Investment Strategies and Risks.”

26.	20% Basket and Other Principal Investment Strategies and Risks: To the extent that any of the information contained in this section describes principal investment strategies and/or risks of the Fund, please revise the principal strategies and risks sections responsive to Item 4, as appropriate, to summarize that information (e.g., Illiquid Securities, Conflicts of Interest and certain Derivative Instruments). In addition, please also consider disclosing in the sections responsive to Item 4 any investments that may be part of the Fund’s 20% basket, as appropriate (e.g., certain derivative instruments). With respect to derivative instruments, please revise the disclosure to state that the Fund could lose more than its initial investment in such securities, where appropriate.

The Fund confirms that all of its principal investment strategies and risks have been disclosed in response to Item 4 and that no information contained in the section “Other Investment Strategies and Risks” describes principal investment strategies and/or risks. With respect to derivative investments, the referenced disclosure is already contained in the section titled “Risks of Derivative Investments.” Specifically, in that section, the Fund states: “For some derivatives, it is possible to lose more than the amount invested in the derivative investment. In addition, some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment.”

27.	Investments in Other Investment Companies, ETFs and ETNs (ETPs): Please enhance the disclosure to clarify whether the Fund will invest in ETPs that concentrate or principally invest in infrastructure companies. If so, please revise the disclosure in the sections responsive to Item 4 and Item 9, if appropriate.

The Fund does not intend to invest in ETPs that concentrate or principally invest in the infrastructure companies.

28.	Changes to the Fund’s Investment Policies: Please consider disclosing that the Fund’s concentration policy is a fundamental investment policy that cannot be changed without shareholder approval.

We have considered your comment and respectfully decline to make the suggested change. The Fund clearly discloses that its concentration policy is a fundamental policy in its SAI.

How the Fund is Managed

29.	The Sub-Sub-Adviser: In the paragraph adjacent to the caption “The Sub-Sub-Adviser,” please revise the last sentence to clarify that the performance information in the Appendix represents the past performance of the Sub-Sub-Adviser in managing substantially similar accounts or delete such disclosure if the performance may not be shown for the reason noted in comment 35 below.

The disclosure has been revised accordingly.

About Your Account

30.	What is the Minimum Investment: In the referenced paragraph, please clarify that the minimum initial dollar investment for all share classes, except the Class I shares, is $1000.

We have reviewed the referenced disclosure and respectfully decline to make additional changes. In the first sentence, the Fund discloses that a shareholder “can buy most Fund share classes with a minimum initial investment of $1,000.” That sentence is immediately followed by a sentence that provides that, “[f]or Class I shares the minimum initial investment is $1 million per account.” The disclosure further explains how the minimum investment may be reduced in certain circumstances.

We believe the disclosure is clear and appropriate for an investor to understand that the minimum initial investment is generally $1,000 for all classes except Class I, but that reduced minimums may be applicable in limited situations.

31.	Minimum Account Balance: Please disclose the length of the notice period, if any, that the Fund will provide to shareholders before it automatically, redeems accounts whose value has fallen below $500.00.

The Fund is permitted to automatically redeem accounts when the value has fallen below the stated minimum without notice.

32.	About Class R Shares: Please specifically state whether shareholders who purchased Class R Shares of an Oppenheimer fund prior to July 1, 2014 will be subject to a contingent deferred sales charge (CDSC) on shares held less than eighteen (18) months from the date of the initial purchase and the amount of the CDSC.

The following disclosure is already included in the prospectus in the section titled “Distribution and Service Plans for Class C and Class R Shares.- Class R Shares (formerly Class N Shares): Effective July 1, 2014, Class R shares no longer impose a contingent deferred sales charge on new purchases. The contingent deferred sales charge will remain in effect for shares purchased prior to July 1, 2014 and exchanged for Class R shares of another Oppenheimer fund after that date.”

How to Buy, Sell and Exchange Shares

33.	How to Buy Shares: In the referenced paragraph, you state, “If you submit a purchase request without designating which Oppenheimer fund you wish to invest in or if the selected Oppenheimer fund or share class is no longer offered, your investments will be made in Class A shares of Oppenheimer Money Market Fund.” Please explain your legal basis under Rule 22c-1 of the 1940 Act for allocating purchase payments not received in good order to the money market fund.

The Fund has reviewed the referenced disclosure in light of Rule 22c-1 of the 1940 Act and does not believe that allocating purchase payments received without an affirmatively indicated investment selection is prohibited by the rule. The Fund reads Rule 22c-1 to require, summarily in relevant part, that a fund generally must (i) sell and redeem its shares at a price based on the fund’s current net asset value as next computed after the receipt of a redemption, purchase or sale order; (ii) compute its net asset value at least once daily, Monday through Friday (except days on which changes in value will not materially affect current net asset value, days on which no redemption, purchase or sell orders for the fund’s shares are received and on holidays), and (iii) have its board of directors establish the time(s) of net asset value calculation and approve necessary changes.

The Fund has clearly disclosed its policy in the referenced section of the prospectus. The policy is also clearly disclosed, in prominent bold font, on the Fund’s account application, thus providing potential investors with adequate notice of the default option. In light of such notice, once an application is received indicating that a shareholder did not affirmatively select a fund option, and their purchase payment is applied to Class A shares of the money market fund, the Fund complies fully with the requirements of Rule 22c-1.[6]

34.	Service (12b-1) Plans: In the service plan disclosure for the Class A, C, and R Shares (collectively, “Shares”), please clarify what is meant by “providing personal service.”

The Fund has reviewed the referenced disclosure and respectfully declines to make revisions. As required by Form N-1A, the Fund has adequately disclosed the material aspects of the plans in the referenced section of the prospectus. The 12b-1 plans are filed as exhibits to the Fund’s registration statement and each contains a thorough listing of the types of personal services that may be rendered by recipients. The Fund does not believe that a description of each of those services is material to the disclosure regarding the Service Plans.

APPENDIX – PRIOR PERFORMANCE OF SIMILARLY MANAGED ACCOUNTS

35.	Prior Performance of MCIM: We note that the disclosure indicates that MCIM engaged a sub-advisor to manage the Composite. As such, the performance presented does not appear to be the prior performance of MCIM. Please delete the Appendix or supplementally explain why the registrant believes that the past performance of the Composite may be attributed to MCIM. We may have further comments once we receive your response. See Nicholas Applegate Mutual Funds (pub. avail. Feb. 7, 1997).

MCIM did not engage a sub-advisor to manage the Composite. That disclosure has been deleted.

SAI

Additional Information About the Fund’s Investment Policies and Risks

36.	Revision of Captions: Please revise the caption “The Fund’s Main Investment Policies” to indicate that the disclosure refers to the Fund’s principal investment strategies and risks. Please also revise the caption “Other Investments and Investment Strategies” to indicate that the disclosure refers to the Fund’s non-principal investment strategies and risks.

We have considered your comment and, consistent with our response to Commission staff comment No. 25 (above), we respectfully decline to make changes to the referenced captions. We believe that a typical investor would understand that a strategy identified in the section under the caption “The Fund’s Main Investment Policies” refers to a principal strategy of the Fund and that one appearing under the caption “Other Investments and Investment Strategies” is a non-principal investment strategy.

Other Investments and Investment Strategies

37.	Asset Coverage for Certain Investments and Trading Practices: With respect to segregation of assets, please revise the disclosure to state that assets will be segregated in accordance with the requirements of the 1940 Act and SEC staff guidance.

Respectfully, we decline to revise the disclosure. As a threshold matter, the Fund believes that its asset segregation policies and practices are consistent with the requirements under the 1940 Act and relevant SEC staff guidance. We further note however, that (i) in the years following the Commission staff’s initial guidance concerning asset segregation in “Release 10666” in 1979, it has issued “more than thirty no-action letters to funds concerning the maintenance of segregated accounts” and (ii) is currently revisiting, in whole, requirements and guidance concerning asset segregation.[7] The Fund believes that there is neither a regulatory requirement to add, nor any value added to a shareholder’s understanding (particularly a lay shareholder’s understanding) by adding, disclosure to state that the Fund’s asset segregation practices are in accord with the requirements of the 1940 Act and SEC staff guidance.

The Fund believes that as a general matter a discussion of asset segregation is not one easily understood by many investors, particularly unsophisticated ones. In that regard, the Fund believes that the disclosure, in its current form, adequately and clearly describes relatively comprehensibly its practices (and risks) concerning asset segregation. It is further believed that, in this particular case, referencing the 1940 Act and the SEC staff guidance – particularly in light of the current rule proposal – potentially adds an unnecessary layer of complexity to an already complex topic that many investors will not find relevant.

38.	Securities Lending: Please add disclosure explaining the Fund’s policy on loaning its portfolio securities, if appropriate.

The Fund does not currently intend to engage in securities lending.

39.	Illiquid and Restricted Securities: Please include disclosure describing the 15% limit on the Fund’s net assets with respect to investments in illiquid securities.

We have considered your comment and respectfully decline to make the suggested revision. General Instruction C.2(b) to Form N-1A provides that the Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus. The Fund clearly states the applicable limit with respect to illiquid securities in its prospectus. Consequently, we do not believe that duplicating this disclosure concerning a single limitation is warranted in the SAI.

Other Fundamental Investment Restrictions

40.	1940 Act Definition: Please provide adjacent narrative disclosure explaining what is meant by “except to the extent permitted under the Investment Company Act” with respect to illiquid investments.

With respect to illiquid securities, nowhere in the prospectus or SAI does the Fund use the phrase “except to the extent permitted under the Investment Company Act.” The narrative discussion under “Other Fundamental Investment Restrictions” is intended to elucidate only the Fund’s fundamental restrictions. (To the extent that the phrase “[p]ercentage limits on . . . investments in illiquid securities apply on an ongoing basis” is used in that section, it should not be interpreted to be a fundamental policy.) Accordingly, no additional disclosure is being provided.

41. Concentration Policy:

a. Statement of Concentration Policy: The Fund’s concentration policy indicates that it may [emphasis added] invest without limitation in securities of infrastructure companies. Please revise the disclosure to state the Fund’s concentration policy in the affirmative (i.e., “will invest without limit in securities of infrastructure companies”).

The disclosure has been revised accordingly.

b. Selection of Industry Classifications: The first paragraph after the last bullet indicates that the Fund has adopted the GICS classification system with respect to its concentration policy. The disclosure states that, “The Fund’s reliance on the GICS classification system is not a fundamental policy and therefore can be changed without shareholder approval.” Please note that a fund may select its own industry classifications. However, such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. See, e.g., Derivatives Concept Release, Investment Company Act Release No. 29776 (Aug. 31, 2011) at n. 167 and accompanying text.

We confirm that we have noted the guidance contained in the Derivatives Concept Release in selecting the industry classifications.

Disclosure of Portfolio Holdings

42.	Portfolio Holdings Disclosure Policies: Please revise the disclosure to clarify whether third-party recipients making special requests, potential sub-advisers, consultants and investment bankers, and shareholders receiving redemptions in-kind are subject to a duty not to trade on the basis of portfolio holding information they may receive from representatives of the Fund.

We have reviewed the referenced disclosure and believe that it meets or exceeds the requirement of Item 16(f) of Form N-1A. Specifically, any conditions or restrictions placed on the use of information by the Fund’s policy have been described accurately and completely.

Trustees and Officers of the Funds

43.	Defined Terms: Under the above-referenced caption, the Fund’s for which each Independent Trustee is a board member are called the “New York Board Funds.” However, such term is defined again later in the SAI as the “Supervised Funds.” Please address this inconsistency.

We point out for the Commission staff that the term “New York Board Funds” refers only to those funds governed by New York Board-based trustees, which is in contrast to a separate group of funds, the “Denver Board Funds,” that are governed by a wholly separate board of trustees based out of Denver. The term “Supervised Funds” is used to consolidate common disclosures that can be used across the SAIs of both the New York- and Denver-based funds after those funds are earlier specified in the SAI. Given the respective contexts within which each of the defined terms are used, we believe that the terms are defined appropriately, would not confuse a reader, and require no further clarification.

Code of Ethics

44.	Rule 17j-1 of the 1940 Act: Please clarify whether the Codes of Ethics of each entity listed in the SAI were adopted pursuant to Rule 17j-1 of the 1940 Act. See Item 17(e) of Form N-1A.

We have revised the disclosure to make the requested clarification.

The Investment Advisory Agreement and the Sub-Advisory Agreement

45.	Calculation of the Advisory Fee: Please disclose the method of calculating the advisory fee payable by the Fund.

Disclosure has been added to indicate that the advisory fees paid by the Fund are calculated at the rates described in the prospectus.

MCIM Proxy Voting Policy

46.	Proxy Voting Policies and Procedures: Please specifically describe the policies and procedures that Fund uses to determine how to vote proxies relating to its portfolio securities. In the alternative, a copy of such proxy voting policies and procedures may be included with the registration statement. See Item 17(f) and Instruction 1 thereto of Form N-1A.

The disclosure included under the section titled “MCIM Proxy Voting Policy” summarizes the policies and procedures used to determine how proxies will be voted.

APPENDIX A-SECTION II.A

47.	Waivers of Class A Sales Charges: The disclosure indicates that the initial and Contingent Deferred Sales Charges on Class A Shares will be waived for certain individuals subject to the requirement that they receive Fund documents electronically. Please delete such text and replace it with disclosure indicating that that even if such investors elect to have their accounts received electronically, they will be delivered paper copies, free of charge, upon request.

The Fund has reviewed the referenced disclosure and respectfully declines to revise the existing text as it accurately states the Fund’s current policy for sales charge waivers. However, the Fund has added additional disclosure to notify investors that they are able to receive paper copies of Fund documents, free of charge, upon request.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP

[1] Emphasis provided in original.

[2] ICI Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1) (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.

[3] Proposal for Rule 35d-1, footnote 38 and accompanying and subsequent text, Rel. No. IC-22530 (February 27, 1997) (supporting the Commission staff’s statement that the term “global” can describe a number or investment companies that have significantly different investment portfolios.)

[4] ICI Memo.

[5] Vopak Annual Report 2015, p. 134, available at https://www.vopak.com/investors/reports-and-presentations.

[6] We do not read Rule 22c-1(c), which applies to registered separate accounts offering variable annuity contracts, to apply to the Fund.

[7] See generally Use of Derivatives by Registered Investment Companies and Business Development Companies, Rel. No. IC-31933 (December 11, 2015).